May 13, 2016

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.

Draft Registration Statement on Form S-1 Submitted March 9, 2016

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 25, 2016

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 13, 2016

CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), enclosed for your review is Amendment No. 2 (“Amendment No. 2”) to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on March 9, 2016 and amended by Amendment No. 1 to the Company’s Registration Statement confidentially submitted with the Commission on April 25, 2016. An electronic version of Amendment No. 2 has been confidentially submitted concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated May 4, 2016, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Prospectus Summary, page 1

Comment No. 1

We note your response to comment 2. Please disclose in the filing the basis for your statement.

Response:

The Company has revised the disclosure on page iv of the Registration Statement to provide the basis for the statement that the Company is the industry leader in bringing a broad portfolio of Rx and veterinarian-recommended OTC pet medications to national retail stores.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Risk Factors, page 18

We rely on our contract manufacturing partners…, page 23

Comment No. 2

We note your response to comment 34. We also note your disclosure that a significant portion of your proprietary value-branded products are produced by several contract manufacturers and that the loss of any of these manufacturers may result in disruptions to your supply of products. Please tell us why you believe these contracts are not material under Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company advises the Staff that it manufactures proprietary value-branded products and, as a result, contracts for the manufacture of the Company’s proprietary value-branded products are the type of contract that ordinarily accompanies the kind of business conducted by the Company pursuant to Item 601(b)(10)(ii). The Company further advises the Staff that it is not substantially dependent upon the contract manufacturers of its proprietary value-branded products pursuant to Item 601(b)(10)(ii)(B) because if one or more of such manufacturers were no longer able to provide such service, the Company could replace such contract manufacturers quickly and with limited disruption to its business. As a result, the Company respectfully advises the Staff that such contracts are not material under Item 601(b)(10)(ii)(B) of Regulation S-K.

Our principal assets after the completion of this offering will be . . ., page 29

Comment No. 3

We note that HoldCo is required to make certain tax distributions under the terms of the HoldCo Agreement. Please explain in greater detail how these distributions will be funded.

Response:

The Company has revised the disclosure on pages 29, 40 and 100 of the Registration Statement to indicate that HoldCo will make certain tax distributions required under the terms of the HoldCo Agreement with available cash of HoldCo and its subsidiaries.

The Transactions, page 39

Our equity sponsors and founders, individually or in the aggregate. . ., page 40

Comment No. 4

We note your response to comment 20. Please disclose that you will be considered a controlled company under the NASDAQ Global Market rules and, if true, that you do not intend to take advantage of the exemption from the corporate governance rules relating to independent directors and board committees.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that following the offering, no individual, group or other company will own 50% or more of the voting power for the election of directors of the Company and, as such, the Company is not a “controlled company” under NASDAQ Rule 5615(c)(1). As a result, the Company has not revised the Registration Statement to indicate that it will be considered a controlled company under NASDAQ rules.

Unaudited Pro Forma Consolidated Financial Information, page 48

Comment No. 5

We note your response to comment 23. Please revise to disclose here why you have excluded the historical financial statements of HoldCo in the pro forma.

Response:

The Company has revised the disclosure on pages iii, 7, 49 and 76 to state that HoldCo has no operations and no assets other than the equity interests of OpCo. As a result, the Company has excluded the historical financial statements of HoldCo and, instead, has presented the historical financial statements of OpCo, as the predecessor of the Company for financial reporting purposes.

Comment No. 6

We note your response to comment 4 that upon completion of the Transactions, HoldCo will be a VIE and the Registrant will be the primary beneficiary of HoldCo. Please revise to disclose here the basis for consolidation of HoldCo under the VIE accounting model upon completion of the Transaction and any other required disclosure pursuant to ASC 810-10-50.

Response:

The Company has revised the disclosure on pages 14 and 40 of the Registration Statement to provide the basis for consolidation of HoldCo and required disclosure under ASC 810-10-50.

Business, page 68

Comment No. 7

We note your response to comment 33. Please include the information provided in your response letter regarding the FDA review process in your filing.

Response:

The Company advises the Staff that it has revised the disclosure on page 84 of the Registration Statement to include the information provided in the Company’s previous response letter regarding the FDA review process.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Incentive Plans and Awards, page 90

Comment No. 8

We note your disclosure that 200,000 Class P units were awarded to Mr. Newland on December 8, 2014 and there were 557,000 total outstanding Class P Units held by nine employees as of March 1, 2016. Tell us the amount of compensation cost related to these awards during the periods presented and explain where such compensation costs are reflected. Revise your disclosures as necessary.

Response:

The Company respectfully advises the Staff that it has not recorded compensation expense related to awards of Class P units. The Company assessed the valuation of the Class P units as of the grant date of each award in accordance with the AICPA practice aid Valuation of Privately-Held Company Equity Securities Issued as Compensation. The valuations resulted in an insignificant grant date value associated with the Class P units primarily due to the low priority of the Class P units pursuant to the HoldCo Agreement. As a result of such insignificant grant date value, no compensation expense was recorded nor does the Company believe any disclosure is required.

HoldCo Agreement, page 96

Comment No. 9

Please identify the Continuing LLC Owners by naming any related parties and the class of persons who comprise these owners, such as employees, investors, etc.

Response:

The Company undertakes, in a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement, to provide disclosure of the Continuing LLC Owners constituting related parties when the ownership interests in the Company of each Continuing LLC Owner following the offering is known.

*             *             *

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen

John Newland

Robert Mooney

Dominick P. DeChiara

Bryan C. Goldstein